Exhibit 21.1

SUBSIDIARIES OF AKERNA CORP.

Subsidiary	Place of
Incorporation

MJ Freeway, LLC	Colorado
solo sciences, inc.	Delaware
Viridian Sciences, Inc.	Delaware
Trellis Solutions, Inc	Ontario, Canada
Akerna Canada Holdings Inc.	Ontario, Canada
Akerna Canada Ample Exchange Inc. (100% owned by Akerna Canada Holdings Inc.)	Ontario, Canada
Ample Organics Inc. (100% owned by Akerna Canada Ample Exchange Inc.)	Ontario, Canada